This Form CB contains 26 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

York-Benimaru Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

York-Benimaru Co., Ltd.
2-18-2, Asahi, Koriyama-shi
Fukushima 963-8543, Japan
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

York-Benimaru Co., Ltd.
Zenko Ohtaka
2-18-2, Asahi, Koriyama-shi
Fukushima 963-8543, Japan
+81-24-924-3111
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 1, 2006

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibit Number	Description
1	English Translation of the Request for Submission of Share Certificates in conjunction with Stock-for-Stock Exchange, dated July 24, 2006.
2	English Translation of the notice for Handling of Shares of the Company in conjunction with Stock-for-Stock Exchange, dated July 24, 2006.

(b) Not applicable.

Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in Exhibits 1 and 2.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

On May 1, 2006, York-Benimaru Co., Ltd. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

York-Benimaru Co., Ltd.

By: Zenko Otaka

Name: Zenko Ohtaka
Title: PRESIDENT and CHIEF OPERATING OFFICER
Date: July 25, 2006

EXHIBIT INDEX

Exhibit Number	Description
1	English Translation of the Request for Submission of Share Certificates in conjunction with Stock-for-Stock Exchange, dated July 24, 2006.
2	English Translation of the notice for Handling of Shares of the Company in conjunction with Stock-for-Stock Exchange, dated July 24, 2006.

Exhibit 1

The proposed stock-for-stock exchange involves the issuance of the securities of a Japanese company in exchange for securities of a Japanese company. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed stock-for-stock exchange that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[Translation]

July 24, 2006

To Shareholders:

York-Benimaru Co., Ltd.
18-2, Asahi 2-chome, Koriyama,
Fukushima
Zenko Ohtaka
President and C.O.O

Request for Submission of Share Certificates in conjunction with Stock-for-Stock Exchange

We have always appreciated the courtesy that has been accorded to us.

York-Benimaru Co., Ltd. (the "Company") resolved, at its annual general shareholders' meeting held on Friday, May 19, 2006, that it will, by means of a stock-for-stock exchange with Seven & I Holdings Co., Ltd., as of Friday, September 1, 2006, become a wholly-owned subsidiary of Seven & I Holdings Co., Ltd.

Upon the stock-for-stock exchange on [Friday, September 1, 2006], the effective date of the stock-for-stock exchange, the share certificates of the Company will be null and void under the provisions of the Commercial Code of Japan, and the shares of Seven & I Holdings Co., Ltd. will be allotted and delivered to the shareholders of the Company registered in its shareholder register (including the beneficial shareholder register; the same shall apply hereinafter) as of Thursday, August 31, 2006. Therefore, please submit all of the share certificates of the Company that you own to the Company's shareholder register manager described in 4. below during the share certificates submission period **as per the instructions described in the "NOTICE" below and in the "INFORMATION REGARDING SUBMISSION OF SHARE CERTIFICATES."**
Please note that **shareholders whose shares meet any of the following criteria will not be required to submit their share certificates according to this procedure:**

(1) Such shares held using the "Book-entry Transfer System for Share Certificates, etc." of Japan Securities Depository Center, Inc. ("JASDEC")
(2) Such shares registered as Less-Than-One-Voting-Unit Shares
(3) Such shares for which non-possession has been requested

Sincerely yours,

[NOTICE]
Shareholders who have submitted their share certificates without using the "Book-entry Transfer System for Share Certificates, etc." of JASDEC will not be allowed to sell, etc. their shares of the Company or Seven & I Holdings Co., Ltd. until the new share certificates, **which are scheduled to be dispatched on Friday, October 20, 2006**, are delivered to them.
Shareholders who start using the "Book-entry Transfer System for Share Certificates, etc." of JASDEC by mid-August 2006 will be allowed to sell their shares of Seven & I Holdings Co., Ltd. any time after Friday, September 1, 2006.
<u>Please consult your securities company regarding the usage of the "Book-entry Transfer System for Share Certificates, etc." of JASDEC.</u>

10

Guidance for Submission of Share Certificates

1. Manner of Allocation of Shares of Seven & I Holdings Co., Ltd.

(1) Seven & I Holdings Co., Ltd. will allot and deliver, to the Company's shareholders registered in its latest shareholder register as of Thursday, August 31, 2006, 88 common shares of Seven & I Holdings Co., Ltd. per 100 common shares of the Company (*i.e.,* 0.88 shares of Seven & I Holdings Co., Ltd. per share of the Company).
In addition, one voting unit of Seven & I Holdings Co., Ltd. consists of 100 shares.

(2) The proceeds from the disposition of any fractional shares representing less than one share resulting from the allocation shall be paid to the shareholders of the Company.

(Example) If a shareholder holds 1,234 shares of the Company:

Formula: 1,234 shares of the Company × 0.88 = 1,085.92 shares of Seven & I Holdings Co., Ltd.

(1) If a shareholder uses the "Book-entry Transfer System for Share Certificates, etc." of JASDEC:

(i) **1,085 shares** of Seven & I Holdings Co., Ltd. will be recorded in the beneficial shareholder register and credited to the account at the shareholder's securities company.

(ii) The proceeds from the disposition of **0.92 shares of Seven & I Holdings Co., Ltd. as fractional shares** representing less than one share shall be paid to such shareholder.

(2) If a shareholder who holds shares of the Company, with 1,200 as share certificates and 34 as registered shares, submits 1,200 share certificates:

(i) **10 of the 100-share** certificates (which are the distribution units of the shares of Seven & I Holdings Co., Ltd.) of Seven & I Holdings Co., Ltd. will be delivered (scheduled to be dispatched on Friday, October 20, 2006) unless otherwise requested.

(ii) **85 shares** of Seven & I Holdings Co., Ltd., which is Less-Than-One-Voting-Unit, will be registered on the shareholder register of Seven & I Holdings Co., Ltd. as "registered Less-Than-One-Voting-Unit Shares."

(iii) The proceeds from the disposition of **0.92 shares** of Seven & I Holdings Co., Ltd. as fractional shares representing less than one share shall be paid to such shareholder.

//

2. Tentative Schedule of the Stock-for-Stock Exchange and Transferability of Shares

When you sell and buy share(s) of the Company, please be aware of the tentative schedule of the stock-for-stock exchange and the transferability of the shares of the Company and those of Seven & I Holdings Co., Ltd.
The tentative schedule is as described below:

Date (YR 2006)	Schedule	Transferability of the Shares
July 25 (Tu)	Opening of the procedure for submitting share certificates	Trading of the shares of the Company on the Tokyo Stock Exchange ("TSE") will be allowed until August 25, 2006 (Fr).
August 25 (Fr)	Last day to trade shares of the Company on the TSE	
August 28 (Mn)	Delisting of the shares of the Company from the TSE	Trading of the shares of the Company on the TSE will not be allowed on and after August 28, 2006 (Mn).
August 31 (Th)	Close of the procedure for submitting share certificates	
September 1 (Fr)	Effective date of the stock-for-stock exchange	Shares of the Company for which the "Book-entry Transfer System for Share Certificates, etc." of JASDEC is being used by mid-August 2006 will be sellable as shares of Seven & I Holdings Co., Ltd., which will be allotted in exchange for such shares of the Company on and after September 1, 2006 (Fr).
October 20 (Fr)	Start of the delivery of the new share certificates of Seven & I Holdings Co., Ltd.	Shares of the Company for which share certificates have been submitted will be sellable as shares of Seven & I Holdings Co., Ltd., which will be allotted in exchange for such shares of the Company after the share certificates are delivered.

[NOTICE]
Once shareholders have submitted their share certificates of the Company, they will not be allowed to sell, etc. their shares of the Company or those of Seven & I Holdings Co., Ltd. until they receive the share certificates of Seven & I Holdings Co., Ltd. (scheduled to be dispatched on Friday, October 20, 2006).

3. Share Certificates Submission Period

From Tuesday, July 25, 2006 to Thursday, August 31, 2006
Share certificates submitted in the mail postmarked by Thursday, August 31, 2006 will be considered submitted within the share certificates submission period.

4. Place for the Handling of Submitted Share Certificates and Inquires

Contact information for the shareholder register manager:
Mitsubishi UFJ Trust and Banking Corporation,
Corporate Agency Division
10-11, Higashisuna 7-chome, Koto-ku, Tokyo
137-8081, Japan
Tel 0120-232-711 (Main number)

Commissioned offices: **Branch offices in Japan of Mitsubishi UFJ Trust and Banking Corporation**
Head office and branch offices in Japan of Nomura Securities Co., Ltd.

(Please note that the Company will not directly handle submitted share certificates.)

5. Share Certificate Submission Procedure

(1) Submission procedure

(i) **Shareholders who use or will start using the "Book-entry Transfer System for Share Certificates, etc." of JASDEC by mid-August 2006 will not be required to submit their share certificates according to this procedure.**
Also, such shareholders will be allowed to sell their shares of Seven & I Holdings Co., Ltd. (as long as the number of shares to be sold is an integral multiple of 100 shares) on and after Friday, September 1, 2006 in this case. Please consult your securities company regarding the usage of the "Book-entry Transfer System for Share Certificates, etc." of JASDEC at your earliest convenience.

(ii) **Shareholders who will submit their share certificates of the Company by themselves according to this procedure without using the "Book-entry Transfer System for Share Certificates, etc." of JASDEC:**
Please fill out and place a registered seal on the "share-certificate-submission document" enclosed herewith, and submit it to the place for the handling of submitted share certificates described in 4. above along with all of the share certificates of the Company you own at the time of such submission.
If forwarding the share certificates and the "share-certificate-submission document" by mail, please use the enclosed self-addressed postage-paid envelope (to a post-office box of the New Tokyo Post Office) and dispatch them by "simplified registered mail" from a post office in your neighborhood near you. (Stamps will not be required because postage will be paid by the addressee.)

(iii) **Shareholders of share certificates of the Company "safely kept" by your securities company:**
Please consult your securities company in person and bring the "share-certificate-submission document" and the "certificate of safekeeping" with you if you possess such documents.

[NOTICE REGARDING SUBMISSION OF SHARE CERTIFICATES]

(i) Please **submit (in person or by mail) all of the share certificates of the Company** you own **together** to the place for the handling of submitted share certificates described in 4. above.

(ii) Please make sure to attach a "Letter of Request"* (and a "shareholder form"* if you are not a registered shareholder of the Company) to the share certificates when you submit them if a name change is pending which has not yet been entered on such certificates.

(iii) Shareholders who submit their shares will not be allowed to cancel such submission, to demand a return of such share certificates or to request a change of the registered shareholder of such shares, etc.

(iv) Please make sure to submit an **"Address Change Notice"* if you change your address**.

To obtain the documents marked with an "*", please request them from the shareholder register manager described in 4. above or from the following website: (http://www.tr.mufg.jp/daikou).

(2) **Issuance of the "certificate of reception" for submitted share certificates**
Please carefully keep the "certificate of reception," which will be issued to shareholders who have submitted share certificates of the Company, until you receive the "new share certificates" of Seven & I Holdings Co., Ltd. or a "Notice regarding Allotment of New Shares under the Stock-for-Stock Exchange." Please note that the "certificate of reception" cannot be exchanged for new share certificates of Seven & I Holdings Co., Ltd, or sold, transferred,or pledged, etc..

(3) **In the case where you cannot submit your share certificates of the Company because they are lost or for other reasons**
Please directly notify the share register manager described in 4. above when unable to submit the share certificates because of lost share certificates, etc., within the share certificates submission period (from Tuesday, July 25, 2006 to Thursday, August 31, 2006). Thereafter, information regarding necessary procedures will be provided.

(4) **Shareholders who will not be requested to submit their share certificates of the Company**
Shareholders who meet any of the following criteria will not be required to submit their share certificates according to this procedure:

(i) those who have used the "Book-entry Transfer System for Share Certificates, etc." of JASDEC for all of the shares of the Company they hold;

(ii) those who hold no shares of the Company other than registered Less-Than-One-Voting-Unit Shares;
(iii) those who have requested the non-possession of share certificates for all of the shares of the Company they hold; or
(iv) those meeting any combination of (i) through (iii).

6. Timing and Manner of Delivery of New Share Certificates

New share certificates of Seven & I Holdings Co., Ltd. will be delivered as described below.

(1) **In the case where the shares of the Company are held using the "Book-entry Transfer System for Share Certificates, etc." of JASDEC:**
As of [Friday, September 1, 2006], the effective date of the stock-for-stock exchange, the allotted new share certificates of Seven & I Holdings Co., Ltd. shall be deemed to be deposited in the account at your securities company. Regarding the result of such allotment, please refer to the "Notice regarding Allotment of New Shares under the Stock-for-Stock Exchange" scheduled to be dispatched on Friday, October 20, 2006.

(2) **In the case where the share certificates of the Company have been submitted within the share certificates submission period:**
New share certificates of Seven & I Holdings Co., Ltd. and a "Notice regarding Allotment of New Shares under the Stock-for-Stock Exchange" will be dispatched to the registered addresses or designated addresses on Friday, October 20, 2006. (New share certificates of Seven & I Holdings Co., Ltd. will be delivered by "delivery-certified mail.")

(3) **In the case where the share certificates of the Company have not been submitted within the share certificates submission period:**
Please ask the shareholder register manager described in 4. above to exchange the share certificates of the Company for those of Seven & I Holdings Co., Ltd. after Friday, October 20, 2006.
Please note that it will take about 10 days after such request is made to perform such exchange.
[NOTICE]
Please attach a "letter of request" (along with a "shareholder form" if you will become a new registered shareholder of the Company) if you would like to request the entry of a name change for the shares at the same time as such exchange.

(4) **In the case where the shares of Seven & I Holdings Co., Ltd. become one hundred shares due to the aggregation of "registered Less-Than-One-Voting-Unit Shares":**
If, in addition to the shares of the Company, a shareholder holds registered Less-Than-One-Voting-Unit Shares of Seven & I Holdings Co., Ltd. with the allotment resulting in registered Less-Than-One-Voting-Unit Share(s) of Seven & I Holdings Co., Ltd., and if the Less-Than-One-Voting-Unit Shares of Seven & I Holdings Co., Ltd. aggregate to over 100 shares, new share certificate(s) will be sent to the relevant shareholder at the notified address by "delivery-certified mail" in early November 2006 or thereafter.

(If you use the "Book-entry Transfer System for Share Certificates, etc." of JASDEC, the number of shares will be registered in your account at your securities company and new share certificates will not be delivered.)

7. Demands for Purchase and Additional Purchase of Less-Than-One-Voting-Unit Shares

* Please note that if you use the "Book-entry Transfer System for Share Certificates, etc." of JASDEC, you will be able to demand the purchase or additional purchase of Less-Than-One-Voting-Unit Shares only through your securities company. Therefore, in such case, please confirm with your securities company the deadline for making such demands for the purchase.

(1) Demands for purchase of Less-Than-One-Voting-Unit Shares of the Company

Date (YR 2006)	Handling of Demands for Purchase
until August 25 (Fr)	The handling of demands for the purchase of Less-Than-One-Voting-Unit Shares of the Company is the same as that under the Share Handling Regulations of the Company.
from August 28 (Mn) to August 31 (Th)	Acceptance of such demands will be suspended, because shares of the Company will not be allowed to be traded on the TSE during this period.

(2) Demands for additional purchase of Less-Than-One-Voting-Unit Shares of the Company

Date (YR 2006)	Handling of Demands for Additional Purchase
until August 15 (Tu)	The handling of demands to the Company that the Company sell an additional number of Less-Than-One-Voting-Unit Shares of the Company is the same as that under the Share Handling Regulations of the Company.
from August 16 (Wd) to August 31 (Th)	Acceptance of such demands will be suspended throughout this period.

n

(3) Demands for purchase of Less-Than-One-Voting-Unit Shares of Seven & I Holdings Co., Ltd.

Date (YR 2006)	Handling of Demands for Purchase
from September 1 (Fr) to October 19 (Th)	The handling of demands for the purchase of Less-Than-One-Voting-Unit Shares of Seven & I Holdings Co., Ltd. will be in accordance with the Share Handling Regulations of Seven & I Holdings Co., Ltd. In addition, the purchase unit price of such shares will be the last price of Seven & I Holdings Co., Ltd. shares on the TSE as of the date when the document with the demand arrives at the place for the handling of submitted share certificates described in 4. above, provided that if no trading occurs on the TSE on that day, the purchase unit price will be the opening price of the shares on the next trading day of the TSE. Moreover, payments for such purchases will be made on Wednesday, October 25, 2006 by Seven & I Holdings Co., Ltd. If you submit share certificates of the Company within the share certificates submission period, you will be requested to submit a "certificate of reception" together with a document demanding the purchase.
after October 20 (Fr)	The handling of such demands will be in accordance with the Share Handling Regulations of Seven & I Holdings Co., Ltd.

(4) Demands for additional purchase of Less-Than-One-Voting-Unit Shares of Seven & I Holdings Co., Ltd.

The acceptance of demands for Seven & I Holdings Co., Ltd. to sell an additional number of Less-Than-One-Voting-Unit Shares of Seven & I Holdings Co., Ltd. **will start on Wednesday, November 1, 2006. Demands will not be accepted from Friday, September 1, 2006 to Tuesday, October 31, 2006.**
In addition, **please note that the total number of shares demanded in such purchase on the same day may not be greater than the number of shares that Seven & I Holdings Co., Ltd. owns of itself.** Please contact the shareholder register manager described in 4. above in advance if you want to make such a demand.

8. Handling of Submitted Documents

Documents such as the "shareholder's form," the "beneficial shareholder's form" and the "dividends beneficiary-designation form" currently delivered to the Company will be transferred collectively to Seven & I Holdings Co., Ltd. on Friday, September 1, 2006, the effective date of the stock-for-stock exchange.

Exhibit 2

The proposed stock-for-stock exchange involves the issuance of the securities of a Japanese company in exchange for securities of a Japanese company. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed stock-for-stock exchange that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[Translation]

July 24, 2006

To Shareholders:

York-Benimaru Co., Ltd.
18-2, Asahi 2-chome, Koriyama,
Fukushima
Zenko Ohtaka
President and C.O.O

Handling of Shares of the Company in conjunction with Stock-for-Stock Exchange

We have always appreciated the courtesy that has been accorded to us.

York-Benimaru Co., Ltd. (the "Company") resolved, at its annual general shareholders' meeting held on Friday, May 19, 2006, that it will, by means of a stock-for-stock exchange with Seven & I Holdings Co., Ltd., as of Friday, September 1, 2006, become a wholly-owned subsidiary of Seven & I Holdings Co., Ltd.

Upon the stock-for-stock exchange on Friday, September 1, 2006 the effective date of the stock-for-stock exchange, the share certificates of the Company will be null and void under the provisions of the Commercial Code of Japan, and **0.88 common shares of Seven & I Holdings Co., Ltd. per common share of the Company will be allotted and delivered** to the shareholders of the Company registered in its latest shareholder register (including the beneficial shareholder register; the same shall apply hereinafter) as of Thursday, August 31, 2006. Therefore, we hereby notify you of the handling of the shares of the Company.

Sincerely yours,

[Notice]

Shareholders will be required to submit their share certificates of the Company under the provisions of the Commercial Code of Japan. However, please note that shareholders who meet any of the following criteria will not be required to submit their share certificates according to this procedure:

(1) shareholders who have used the "Book-entry Transfer System for Share Certificates, etc." of Japan Securities Depository Center, Inc. ("JASDEC") for all of the shares of the Company they hold;

(2) shareholders who hold no shares of the Company other than registered Less-Than-One-Voting-Unit Shares;

(3) shareholders who have requested the non-possession of share certificates for all of the shares of the Company they hold; or

(4) shareholders meeting any combination of (1) through (3).

This letter is delivered to shareholders meeting any of (1) through (4). Therefore, shareholders who have received this letter basically will not be required to submit their share certificates of the Company.
However, shareholders who hold the share certificates because they have withdrawn them from the accounts of their securities companies or for other reasons are requested to submit all of the share certificates of the Company they hold during the share certificates submission period (from Tuesday, July 25, 2006 to Thursday, August 31, 2006).

Please contact your securities company for confirmation if you are not sure if you have deposited your share certificates of the Company with your securities company and used the "Book-entry Transfer System for Share Certificates, etc." of JASDEC.

1. Manner of Allocation of Shares of Seven & I Holdings Co., Ltd.

(1) Seven & I Holdings Co., Ltd. will allot and deliver to the Company's shareholders registered in its latest shareholder register as of Thursday, August 31, 2006 88 common shares of Seven & I Holdings Co., Ltd. per 100 shares of the Company (*i.e.,* 0.88 shares of Seven & I Holdings Co., Ltd. per share of the Company). In addition, one voting unit of Seven & I Holdings Co., Ltd. consists of 100 shares.

(2) The proceeds from the disposition of any fractional shares representing less than one share resulting from the allocation shall be paid to the shareholders of the Company.

(Example) If a shareholder holds 1,234 shares of the Company:

Formula: 1,234 shares of the Company × 0.88 = 1,085.92 shares of Seven & I Holdings Co., Ltd.

If a shareholder uses the "Book-entry Transfer System for Share Certificates, etc." of JASDEC:

(i) **1,085 shares** of Seven & I Holdings Co., Ltd. will be recorded in the beneficial shareholder register and credited to the account at the shareholder's securities company.
(ii)The proceeds from the disposition of **0.92 shares of Seven & I Holdings Co., Ltd.** as fractional shares representing less than one share shall be paid to such shareholder.

2. Handling of Shares of Seven & I Holdings Co., Ltd. Allotted and Delivered

Regarding the consequence of the allotment of shares of Seven & I Holdings Co., Ltd., please refer to the "Notice regarding Allotment of New Shares under the Stock-for-Stock Exchange" scheduled to be dispatched on Friday, October 20, 2006.

(1) **In the case where the shares of the Company are held using the "Book-entry Transfer System for Share Certificates, etc." of JASDEC:**
The new share certificates of Seven & I Holdings Co., Ltd. which will be allotted using the allotment ratio as of Friday, September 1, 2006, the effective date of the stock-for-stock exchange, shall be deemed to be deposited in the account at your securities company.

(2) **In the case where non-possession has been requested for the shares of the Company:**
The new shares of Seven & I Holdings Co., Ltd. which will be allotted using the allotment ratio shall be deemed to be the "shares for which non-possession has been requested."

(3) **In the case where the shares of Seven & I Holdings Co., Ltd. become one hundred shares due to the aggregation of "registered shares of Less-Than-One-Voting-Unit":**
If, in addition to the shares of the Company, a shareholder also holds shares of Seven & I Holdings Co., Ltd. and the allotment results in registered Less-Than-One-Voting-Unit Share(s) of Seven & I Holdings Co., Ltd., and if the Less-Than- 22

One-Voting-Unit Shares of Seven & I Holdings Co., Ltd. aggregate to over 100 shares, new share certificate(s) will be sent to the relevant shareholder at the notified address by "delivery-certified mail" in early November 2006 or thereafter. (If you use the "Book-entry Transfer System for Share Certificates, etc." of JASDEC, the number of shares will be registered in your account at your securities company and new share certificate(s) will not be delivered.)

3. Handling of Submitted Documents

Documents such as the "shareholder's form," the "beneficial shareholder's form" and the "dividends beneficiary-designation form" currently delivered to the Company will be collectively transferred to Seven & I Holdings Co., Ltd. on Friday, September 1, 2006 the effective date of the stock-for-stock exchange.

4. Tentative Schedule of the Stock-for-Stock Exchange and Transferability of Shares

When you sell and buy share(s) of the Company, please be aware of the tentative schedule of the stock-for-stock exchange and the transferability of the shares of the Company and those of Seven & I Holdings Co., Ltd.
The tentative schedule is as described below:

Date (YR 2006)	Schedule	Transferability of the Shares
July 25 (Tu)	Opening of the procedure for submitting share certificates	Trading of the shares of the Company on the Tokyo Stock Exchange ("TSE") will be allowed until August 25, 2006 (Fr).
August 25 (Fr)	Last day to trade shares of the Company on the TSE	
August 28 (Mn)	Delisting of the shares of the Company from the TSE	Trading of the shares of the Company on the TSE will not be allowed on and after August 28, 2006 (Mn).
August 31 (Th)	Close of the procedure for submitting share certificates	
September 1 (Fr)	Effective date of the stock-for-stock exchange	Shares of the Company for which the "Book-entry Transfer System for Share Certificates, etc." of JASDEC is being used by mid-August 2006 will be sellable as shares of Seven & I Holdings Co., Ltd., which will be allotted in exchange for such shares of the Company on and after September 1, 2006 (Fr).
October 20 (Fr)	Start of the delivery of the new share certificates of Seven & I Holdings Co., Ltd.	Shares of the Company for which share certificates have been submitted will be sellable as shares of Seven & I Holdings Co., Ltd., which will be allotted in exchange for such shares of the Company after the share certificates are delivered.

[NOTICE]
Once shareholders have submitted their share certificates of the Company, they will not be allowed to sell, etc. their shares of the Company or those of Seven & I Holdings Co., Ltd. until they receive the share certificates of Seven & I Holdings Co., Ltd. (scheduled to be dispatched on Friday, October 20, 2006).

5. Demands for Purchase and Additional Purchase of Less-Than-One-Voting-Unit Shares

* Please note that if you use the "Book-entry Transfer System for Share Certificates, etc." of JASDEC, you will be able to demand the purchase or additional purchase of Less-Than-One-Voting-Unit Shares only through your securities company. Therefore, in such case, please confirm with your securities company the deadline for making such demands for the purchase.

(1) Demands for purchase of Less-Than-One-Voting-Unit Shares of the Company

Date (YR 2006)	Handling of Demands for Purchase
until August 25 (Fr)	The handling of demands for the purchase of Less-Than-One-Voting-Unit Shares of the Company is the same as that under the Share Handling Regulations of the Company.
from August 28 (Mn) to August 31 (Th)	Acceptance of such demands will be suspended, because shares of the Company will not be allowed to be traded on the TSE during this period.

(2) Demands for additional purchase of Less-Than-One-Voting-Unit Shares of the Company

Date (YR 2006)	Handling of Demands for Additional Purchase
until August 15 (Tu)	The handling of demands to the Company that the Company sell an additional number of Less-Than-One-Voting-Unit Shares of the Company is the same as that under the Share Handling Regulations of the Company.
from August 16 (Wd) to August 31 (Th)	Acceptance of such demands will be suspended throughout this period.

(3) Demands for purchase of Less-Than-One-Voting-Unit Shares of Seven & I Holdings Co., Ltd.

Date (YR 2006)	Handling of Demands for Purchase
from September 1 (Fr) to October 19 (Th)	The handling of demands for the purchase of Less-Than-One-Voting-Unit Shares of Seven & I Holdings Co., Ltd. will be in accordance with the Share Handling Regulations of Seven & I Holdings Co., Ltd. In addition, the purchase unit price of such shares will be the last price of Seven & I Holdings Co., Ltd. shares on the TSE as of the date when the document with the demand arrives at the place for the handling of submitted share certificates described in 6. below, provided that if no trading occurs on the TSE on that day, the purchase unit price will be the opening price of the shares on the next trading day of the TSE. Moreover, payments for such purchases will be made on Wednesday, October 25, 2006 by Seven & I Holdings Co., Ltd. If you submit share certificates of the Company within the share certificates submission period, you will be requested to submit a "certificate of reception" together with a

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	document demanding the purchase.
after October 20 (Fr)	The handling of such demands will be in accordance with the Share Handling Regulations of Seven & I Holdings Co., Ltd.

(4) Demands for additional purchase of Less-Than-One-Voting-Unit Shares of Seven & I Holdings Co., Ltd.

The acceptance of demands for Seven & I Holdings Co., Ltd. to sell an additional number of Less-Than-One-Voting-Unit Shares of Seven & I Holdings Co., Ltd. **will start on Wednesday, November 1, 2006. Demands will not be accepted from Friday, September 1, 2006 to Tuesday, October 31, 2006.**
In addition, **please note that the total number of shares demanded in such purchase on the same day may not be greater than the number of shares that Seven & I Holdings Co., Ltd. owns of itself.** Please contact the place for the handling of submitted share certificates described in 6. below in advance if you want to make such a demand.

6. Place for Handling Submitted Share Certificates and Inquires

Shareholders who hold the share certificates because they have withdrawn them from the accounts of their securities companies or for other reasons will be requested to submit the shares of the Company they hold to the following place for the handling of submitted share certificates during the share certificates submission period. In addition, please contact the following place for the handling of submitted share certificates if you have any questions.

(1) Share certificates submission period:
From Tuesday, July 25, 2006 to Thursday, August 31, 2006

(2) Place for the handling of submitted share certificates:
Contact information for the shareholder register manager:
Mitsubishi UFJ Trust and Banking Corporation,
Corporate Agency Division
10-11, Higashisuna 7-chome, Koto-ku, Tokyo
137-8081, Japan
Tel 0120-232-711 (Main number)
Commissioned offices: Branch offices in Japan of Mitsubishi UFJ Trust and Banking Corporation
Head office and branch offices in Japan of Nomura Securities Co., Ltd.

* Please note that the Company will not directly handle submitted share certificates. Please submit share certificates to the above-mentioned place for the handling of submitted share certificates.
* Once shareholders have submitted their share certificates of the Company, they will not be allowed to sell, etc. their shares of the Company or those of Seven & I Holdings Co., Ltd. until they receive the share certificates of Seven & I Holdings Co., Ltd. (scheduled to be dispatched on Friday, October 20, 2006).